UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

SeraCare Life Sciences, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

81747T104 (CUSIP Number)

May 17, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 81747T104	13G	Page 2 of 14 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities only)

Chesed Congregations of America
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

New Jersey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER

290,991 shares
6. SHARED VOTING POWER

0 shares
7. SOLE DISPOSITIVE POWER

290,991 shares
8. SHARED DISPOSITIVE POWER

0 shares

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

290,991
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

1.6%
12.	TYPE OF REPORTING PERSON

OO

CUSIP No. 81747T104	13G	Page 3 of 14 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities only)

New Dimensions Trading
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER

248,142 shares
6. SHARED VOTING POWER

0 shares
7. SOLE DISPOSITIVE POWER

248,142 shares
8. SHARED DISPOSITIVE POWER

0 shares

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

248,142
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

1.3%
12.	TYPE OF REPORTING PERSON

CO

CUSIP No. 81747T104	Page 4 of 14 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities only)

Jacob Safier
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER

112,606 shares
6. SHARED VOTING POWER

0 shares
7. SOLE DISPOSITIVE POWER

112,606 shares
8. SHARED DISPOSITIVE POWER

0 shares

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

112,606
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0.6%
12.	TYPE OF REPORTING PERSON

IN

CUSIP No. 81747T104	Page 5 of 14 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities only)

Levitin Family Charitable Trust
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER

6,226 shares
6. SHARED VOTING POWER

0 shares
7. SOLE DISPOSITIVE POWER

6,226 shares
8. SHARED DISPOSITIVE POWER

0 shares

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,226
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0.0%
12.	TYPE OF REPORTING PERSON

OO

CUSIP No. 81747T104	Page 6 of 14 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities only)

BL Cubed LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER

84,334 shares
6. SHARED VOTING POWER

0 shares
7. SOLE DISPOSITIVE POWER

84,334 shares
8. SHARED DISPOSITIVE POWER

0 shares

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

84,334
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0.5%
12.	TYPE OF REPORTING PERSON

OO

CUSIP No. 81747T104	Page 7 of 14 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities only)

Raizy Levitin
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER

8,434 shares
6. SHARED VOTING POWER

0 shares
7. SOLE DISPOSITIVE POWER

8,434 shares
8. SHARED DISPOSITIVE POWER

0 shares

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,434
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0.1%
12.	TYPE OF REPORTING PERSON

IN

CUSIP No. 81747T104	Page 8 of 14 Pages

SCHEDULE 13G

Item 1.	(a)	Name of Issuer:

SeraCare Life Sciences, Inc. (“Issuer”)

	(b)	Address of Issuer’s Principal Executive Offices:

375 West Street West Bridgewater, MA 02379

Item 2.	(a)	Name of Person Filing:

The names of the persons filing this statement on Schedule 13G are: (i) Chesed Congregations of America (“Chesed”), (ii) New Dimensions Trading (“New Dimensions”), (iii) Jacob Safier, (iv) Levitin Family Charitable Trust (the “Levitin Trust”), (v) BL Cubed LLC (“BL Cubed”) and (vi) Raizy Levitin. Each of Chesed, New Dimensions, Jacob Safier, the Levitin Trust, BL Cubed and Raizy Levitin may be referred to herein as a “Reporting Person” and collectively may be referred to as “Reporting Persons.”

	(b)	Address of Principal Business Office or, if None, Residence:

The principal business address for each of Chesed and Jacob Safier is One State Street Plaza, New York, New York 10004. The principal business address of New Dimensions is c/o W.S. Walker & Co., Walker House, George Town, Grand Cayman, Cayman Islands. The principal business address for each of the Levitin Trust, BL Cubed and Raizy Levitin is 1222 East 22nd Street, Brooklyn, New York 11210.

	(c)	Citizenship:

Chesed is a New Jersey entity.

New Dimensions is a Cayman Islands corporation.

Each of the Levitin Trust and BL Cubed is a New York entity.

Each of Jacob Safier and Raizy Levitin is a citizen of the United States.

	(d)	Title of Class of Securities:

Common Stock, par value $0.001 per share (the “Common Stock”)

	(e)	CUSIP Number:

CUSIP No. 81747T104	Page 9 of 14 Pages

81747T104

Item 3.	Not applicable; the reporting person is filing pursuant to Rule 13d-1(c).

Item 4.	Ownership

	(a)	Amount beneficially owned:

Chesed beneficially owns 290,991 shares of Common Stock.

New Dimensions beneficially owns 248,142 shares of Common Stock.

Jacob Safier beneficially owns 112,606 shares of Common Stock.

The Levitin Trust beneficially owns 6,226 shares of Common Stock.

BL Cubed beneficially owns 84,334 shares of Common Stock.

Raizy Levitin beneficially owns 8,434 shares of Common Stock.

Collectively, the Reporting Persons beneficially own 750,733 shares of Common Stock.

	(b)	Percent of Class:

Chesed beneficially owns 290,991 shares of Common Stock representing 1.6% of the outstanding Common Stock.

New Dimensions beneficially owns 248,142 shares of Common Stock representing 1.3% of the outstanding Common Stock.

Jacob Safier beneficially owns 112,606 shares of Common Stock representing 0.6% of the outstanding Common Stock.

The Levitin Trust beneficially owns 6,226 shares of Common Stock representing 0.0% of the outstanding Common Stock.

BL Cubed beneficially owns 84,334 shares of Common Stock representing 0.5% of the outstanding Common Stock.

Raizy Levitin beneficially owns 8,434 shares of Common Stock representing 0.1% of the outstanding Common Stock.

The Reporting Persons collectively beneficially own 750,733 shares of Common Stock representing 4.1% of the outstanding Common Stock.

	(c)	Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:

Chesed has the sole power to vote or direct the vote of 290,991 shares of Common Stock beneficially owned by Chesed.

CUSIP No. 81747T104	Page 10 of 14 Pages

New Dimensions has the sole power to vote or direct the vote of 248,142 shares of Common Stock beneficially owned by New Dimensions.

Jacob Safier has the sole power to vote or direct the vote of 112,606 shares of Common Stock beneficially owned by Jacob Safier.

The Levitin Trust has the sole power to vote or direct the vote of 6,226 shares of Common Stock beneficially owned by the Levitin Trust.

BL Cubed has the sole power to vote or direct the vote of 84,334 shares of Common Stock beneficially owned by BL Cubed.

Raizy Levitin has the sole power to vote or direct the vote of 8,434 shares of Common Stock beneficially owned by Raizy Levitin.

	(ii)	shared power to vote or to direct the vote:

Not applicable.

	(iii)	sole power to dispose or to direct the disposition of:

Chesed has the sole power to dispose or to direct the disposition of 290,991 shares of Common Stock beneficially owned by Chesed.

New Dimensions has the sole power to dispose or to direct the disposition of 248,142 shares of Common Stock beneficially owned by New Dimensions.

Jacob Safier has the sole power to dispose or to direct the disposition of 112,606 shares of Common Stock beneficially owned by Jacob Safier.

The Levitin Trust has the sole power to dispose or to direct the disposition of 6,226 shares of Common Stock beneficially owned by the Levitin Trust.

BL Cubed has the sole power to dispose or to direct the disposition of 84,334 shares of Common Stock beneficially owned by BL Cubed.

Raizy Levitin has the sole power to dispose or to direct the disposition of 8,434 shares of Common Stock beneficially owned by Raizy Levitin.

	(iv)	shared power to dispose or to direct the disposition of:

Not applicable.

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owners of more than five percent of the class of securities, check the following ☑.

Please see Item 9.

CUSIP No. 81747T104	Page 11 of 14 Pages

Item 6	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:

Not applicable

Item 8	Identification and Classification of Members of the Group:

Not applicable

Item 9	Notice of Dissolution of Group:

See Exhibit B attached hereto.

Item 10	Certifications:

By signing below the undersigned certifies that, to the best of its or his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 81747T104	Page 12 of 14 Pages

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete, and correct.

Dated: May 18, 2007

CHESED CONGREGATIONS OF AMERICA

By:	/s/ Abraham Wolfson, President

NEW DIMENSIONS TRADING

By:	/s/ Chana Edelstein, Director

/s/ Jacob Safier

LEVITIN FAMILY CHARITABLE TRUST

By:	/s/ Eli Levitin, Trustee

BL CUBED LLC

By:	/s/ Eli Levitin, Member

/s/ Raizy Levitin

CUSIP No. 81747T104	Page 13 of 14 Pages

Exhibit A

Joint Filing Agreement

The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Stock of SeraCare Life Sciences, Inc. dated as of May 18, 2007 is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated: May 18, 2007

CHESED CONGREGATIONS OF AMERICA

By:	/s/ Abraham Wolfson, President

NEW DIMENSIONS TRADING

By:	/s/ Chana Edelstein, Director

/s/ Jacob Safier

LEVITIN FAMILY CHARITABLE TRUST

By:	/s/ Eli Levitin, Trustee

BL CUBED LLC

By:	/s/ Eli Levitin, Member

/s/ Raizy Levitin

CUSIP No. 81747T104	Page 14 of 14 Pages

Exhibit B

Dissolution of Ad Hoc Committee of Equity Holders

Prior to May 17, 2007, the Reporting Persons may have been deemed to be members of a group with certain other participants in an Ad Hoc Committee of Equity Holders (the “Ad Hoc Committee”) of SeraCare Life Sciences, Inc. within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended, as described in a statement on Schedule 13D jointly filed on November 16, 2006 by the Reporting Persons and other participants in the Ad Hoc Committee (as the same may be amended from time to time, the “AD Hoc Committee Schedule 13D”). For the reasons described in the Ad Hoc Committee Schedule 13D, the Reporting Persons reserved all rights to disclaim membership in a group, for purposes of Section 13(d) under the Securities Exchange Act of 1934, with the other participants in the Ad Hoc Committee. The Reporting Persons have filed this statement on Schedule 13G on May 18, 2007, disclaiming group membership and any continuing obligation to file jointly with the other members of the Ad Hoc Committee, in light of the dissolution of the Ad Hoc Committee on May 17, 2007. All further reports regarding transactions in the securities of SeraCare Life Sciences, Inc. will be filed, if required, by the individuals and groups comprising the Ad Hoc Committee, but not the Ad Hoc Committee itself.